Exhibit 10.11

THOUGHTWORKS HOLDING, INC.

EXECUTIVE SEVERANCE PLAN

Thoughtworks Holding, Inc. (the “Company”) has adopted this Thoughtworks Holding, Inc. Executive Severance Plan, including the attached Exhibits (the “Plan”), for the benefit of Participants (as defined below), on the terms and conditions hereinafter stated. The Plan, as set forth herein, is intended to provide severance protections to a select group of management or highly compensated employees (within the meaning of ERISA (as defined below)) in connection with qualifying terminations of employment.

1. Defined Terms. Capitalized terms used but not otherwise defined herein shall have their respective meanings set forth below:

1.1 “Accrued Obligations” means, with respect to any Participant, the Participant’s (a) Base Salary earned through, but unpaid as of, the Termination Date, (b) business expenses reimbursable under Company policies then in effect that are unreimbursed as of the Termination Date and (c) payment in lieu of any vacation pay earned and accrued but unused as of the Termination Date, if applicable, to the extent not theretofore paid. The Company shall pay the Participant the Accrued Obligations on the dates such amounts would have been payable under the Company’s policies if the Participant’s employment had not terminated, but in no event more than sixty (60) days after Participant’s Termination Date, or sooner if required by applicable law. The Participant’s benefits and rights under any of the Company’s benefit plans shall be determined in accordance with the applicable provisions of such plans, as may be in effect at the Participant’s Termination Date.

1.2 “Affiliate” means any Subsidiary or other entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest, as determined by the Administrator.

1.3 “Base Cash Severance” means, with respect to any Participant, the aggregate amount determined in accordance with, (a) (i) in the case of a Qualifying Termination that is not a CIC Termination, Exhibit A attached hereto, and (ii) in the case of a Qualifying Termination that is a CIC Termination, Exhibit B attached hereto, and (b) the Participant’s Severance Classification.

1.4 “Base Salary” means, with respect to any Participant, the Participant’s annual base salary rate in effect immediately prior to a Qualifying Termination, as reflected in the Company Group’s payroll records, without regard to any reduction giving rise to Good Reason. Base Salary shall not include commissions, bonuses, overtime pay, incentive compensation, benefits paid under any qualified plan, benefits provided under any group medical, dental or other welfare benefit plan, non-cash compensation or any other additional compensation, but shall include amounts reduced pursuant to a Participant’s salary reduction agreement under Sections 125, 132(f)(4) or 401(k) of the Code, if any, or a nonqualified elective deferred compensation arrangement, if any, to the extent that, in each such case, the reduction is to base salary.

1.5 “Board” means the Board of Directors of the Company.

1.6 “C-Suite Participants” means any of the Company’s CEO, Chief Financial Officer, Chief Legal Officer, Chief Technology Officer, Chief Talent Officer, Chief Transformation Officer, Chief Commercial Officer, Chief Strategy Officer, Chief Marketing Officer, Chief Information Officer, Chief Scientist, CEO – North America and Managing Director, China.

1.7 “Cause” means, with respect to any Participant, unless otherwise set forth in an employment agreement or other written agreement between the Company Group and the Participant, any of the Participant’s: (a) material and repeated failure to perform his or her duties (other than any such failure resulting from incapacity due to physical or mental illness); (b) material and repeated failure to comply with any valid and legal directive of the Board or the person to whom the Participant reports; (c) engagement in dishonesty, illegal conduct or gross misconduct, or act(s) of gross negligence, which, in each case, would reasonably be expected to be materially injurious to any member of the Company Group; (d) embezzlement, misappropriation or fraud, whether or not related to the Participant’s employment with the Company Group; (e) conviction of, or plea of guilty or nolo contendere to, a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (f) violation of a material policy of any member of the Company Group, which, in each case, would reasonably be expected to be materially injurious to any member of the Company Group; or (g) violation of any applicable restrictive covenants between the Participant and the Company Group. With respect to any acts otherwise constituting Cause under subparagraphs (a), (b) or (f) of this definition, the Participant shall have thirty (30) days from the delivery of written notice by the Company within which to cure such acts.

1.8 “CEO” means the Chief Executive Officer of the Company.

1.9 “Change in Control” shall have the meaning set forth in the Equity Incentive Plan.

1.10 “CIC Protection Period” means the period (a) beginning three (3) months prior to the date on which a Change in Control is consummated (the “CIC Closing Date”) and (b) ending, (i) in the case of the CEO, on (and including) the eighteen (18)-month anniversary of the CIC Closing Date, and (ii) in the case of any other Participant, on (and including) the twelve (12)-month anniversary of the CIC Closing Date.

1.11 “CIC Termination” means a Qualifying Termination that occurs during the CIC Protection Period.

1.12 “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

1.13 “COBRA Subsidy Period” means, with respect to any Participant, the period determined in accordance with, (a) (i) in the case of a Qualifying Termination that is not a CIC Termination, Exhibit A attached hereto, and (ii) in the case of a Qualifying Termination that is a CIC Termination, Exhibit B attached hereto, and (b) the Participant’s Severance Classification.

1.14 “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

1.15 “Committee” means the Compensation Committee of the Board, or such other committee as may be appointed by the Board to administer the Plan.

1.16 “Company Group” means the Company and its Subsidiaries and Affiliates.

1.17 “Employee” means an individual who is an employee (within the meaning of Code Section 3401(c)) of the Company Group.

1.18 “Equity Incentive Plan” means the Company’s 2021 Omnibus Incentive Plan, as may be amended from time to time, or any successor equity incentive plan established by the Company.

1.19 “Equity Vesting” means the benefit set forth in Section 4.2(d) of the Plan.

1.20 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

1.21 “Good Reason” means, with respect to any Participant, without such Participant’s consent, during the period following the effective date of the Plan and prior to a Change in Control, (a) a change to the Participant’s principal work location to a location more than fifty (50) miles from the Participant’s principal work location prior to the change; (b) a material reduction in the Participant’s target cash compensation (including both Base Salary and Target Bonus); or (c) solely in the case of the CEO and other Participants designated as C-Suite Participants by the Administrator, a material diminution in such C-Suite Participant’s duties or responsibilities taken as a whole, provided, that, neither changes in the allocation between Base Salary and Target Bonus nor any failure to achieve “target” bonus levels shall be deemed a material reduction or otherwise constitute Good Reason for any reason in connection with the Plan. A reduction in the Participant’s target cash compensation shall be “material” for purposes of the Plan if the sum of the Participant’s Base Salary plus Target Bonus is less than 80% of the Participant’s target cash compensation for the immediately preceding calendar year. Any such reduction shall constitute Good Reason effective on the date the Participant is notified that his or her target cash compensation has been reduced below such 80% level. Notwithstanding the foregoing, the Participant cannot terminate his or her employment for Good Reason unless he or she has provided written notice to the Company explaining in sufficient detail the existence and grounds constituting Good Reason within thirty (30) days of the initial existence of such grounds, and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances, if curable. If the Participant does not terminate his or her employment for Good Reason within ninety (90) days after the first (1st) occurrence of the applicable grounds, then the Participant will be deemed to have waived his or her right to terminate for Good Reason with respect to such grounds.

1.22 “Participant” means each Employee who is designated in writing by the Administrator (or designee thereof in accordance with Section 3 hereof) to participate in the Plan and is provided with (and, if applicable, countersigns) a Participation Notice in accordance with Section 13.2 hereof, other than any Employee who, at the time of his or her termination of employment, is covered by an employment or other individual agreement with the Company Group that provides for a greater level of cash severance or termination benefits. For the avoidance of doubt, retention bonus payments, change in control bonus payments and other similar payments shall not constitute “cash severance” for purposes of this definition.

1.23 “Pro-Rata Target Bonus” means, with respect to any Participant, a pro-rated portion of the Participant’s Target Bonus for the year in which the Termination Date occurs, determined by multiplying the Participant’s Target Bonus for the year in which the Termination Date occurs by a fraction, (a) the numerator of which equals the number of calendar days that the Participant was employed by the Company Group during the calendar year in which the Termination Date occurs and (b) the denominator of which equals three hundred sixty-five (365) or three hundred sixty-six (366) (as applicable).

1.24 “Qualifying Termination” means a termination of the Participant’s employment with the Company Group (a) by the Company Group without Cause or (b) by the Participant for Good Reason. Notwithstanding anything contained herein, in no event shall a Participant be deemed to have experienced a Qualifying Termination (a) if such Participant is offered and/or accepts a comparable employment position with the Company Group, or (b) if, in connection with a Change in Control or any other corporate transaction or sale of assets involving the Company Group, such Participant is offered and accepts a comparable employment position with the successor or purchaser entity (or an affiliate thereof), as applicable. A Qualifying Termination shall not include a termination due to the Participant’s death or disability.

1.25 “Severance Benefits” means, collectively, the Base Cash Severance, the Pro-Rata Target Bonus, the COBRA Benefits and, if applicable, the Equity Vesting, in each case, to which a Participant may become entitled pursuant to the Plan.

1.26 “Severance Classification” means, with respect to any Participant, his or her designation as the CEO or as a “Tier 1” or “Tier 2” Participant in the Plan.

1.27 “Severance Period” means, with respect to any Participant, the number of months following the Participant’s Termination Date, as determined in accordance with, (a) (i) in the case of a Qualifying Termination that is not a CIC Termination, Exhibit A attached hereto, and (ii) in the case of a Qualifying Termination that is a CIC Termination, Exhibit B attached hereto, and (b) the Participant’s Severance Classification.

1.28 “Subsidiary” means any company (other than the Company) in an unbroken chain of companies beginning with the Company; provided, that, each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

1.29 “Target Bonus” means, with respect to any Participant, the Participant’s target annual cash performance bonus, if any, for the year in which the Termination Date occurs. For the avoidance of doubt, with respect to any Participant who is not eligible to receive an annual cash performance bonus as part of his or her annual compensation, such Participant’s Target Bonus shall be equal to zero.

1.30 “Termination Date” means, with respect to any Participant, the effective date of the termination of the Participant’s employment with the Company Group.

2. Effectiveness of the Plan. The Plan shall become effective on the date on which it is adopted by the Board (the “Effective Date”).

3. Administration.

3.1 Administrator. Subject to Section 13.4 hereof, the Plan shall be interpreted, administered and operated by the Committee (the “Administrator”), which shall have complete authority, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. The Administrator may delegate any of its duties hereunder to a subcommittee, or to such person or persons from time to time as it may designate (other than to any Participant in the Plan). All decisions, interpretations and other actions of the Administrator (including with respect to whether a Qualifying Termination has occurred) shall be final, conclusive and binding on all parties who have an interest in the Plan.

3.2 Reimbursement of Expenses of Administrator. The Company may, in its sole discretion, pay or reimburse the Administrator for all reasonable expenses incurred in connection with its duties hereunder, including, without limitation, expenses of outside legal counsel.

3.3 Retention of Professional Assistance. The Administrator may employ such legal counsel, accountants and other persons as may be required in carrying out its work in connection with the Plan.

3.4 Accounts and Records. The Administrator shall maintain such accounts and records regarding the fiscal and other transactions of the Plan and such other data as may be required to carry out its functions under the Plan and to comply with all applicable laws.

3.5 Indemnification. The Administrator and any person designated pursuant to Section 3.1 above shall not be liable for any action or determination made in good faith with respect to the Plan. The Company Group shall, to the fullest extent permitted by law, indemnify and hold harmless the Administrator and each director, officer and employee of the Company Group, and any person designated above, for liabilities or expenses any of them incur in carrying out their respective duties under the Plan, other than for any liabilities or expenses arising out of such individual’s willful misconduct or fraud.

4. Severance Benefits.

4.1 Eligibility. Each Employee who qualifies as a Participant and who experiences a Qualifying Termination is eligible to receive Severance Benefits under the Plan.

4.2 Qualifying Termination Severance. In the event that a Participant experiences a Qualifying Termination, then, subject to the Participant’s execution of a Release that becomes effective and irrevocable in accordance with Section 4.3 hereof, and subject to any additional requirements specified in the Plan, the Company shall pay or provide to the Participant, in addition to the Accrued Obligations, the following Severance Benefits:

(a) Base Cash Severance. Subject to Section 6.2 hereof, the Company shall pay to the Participant the Base Cash Severance, (i) in the case of a Qualifying Termination that is not a CIC Termination, in substantially equal installments over the applicable Severance Period in accordance with the Company’s normal payroll practices, or (ii) in the case of a Qualifying Termination that is a CIC Termination (and provided that the corresponding Change in Control is a “change in control” event for purposes of Code Section 409A (as defined below)), in a single cash lump sum payment; provided, however, that the first (1st) such installment or the single cash lump sum payment, as applicable, shall be paid on the first payroll date immediately after the sixtieth (60th) day following the Termination Date and shall include any portion of the Base Cash Severance that would have otherwise been payable during the period between the Termination Date and such first (1st) payment date.

(b) Pro-Rata Target Bonus. The Company shall pay to the Participant an amount equal to his or her Pro-Rated Target Bonus, on the first (1st) payroll date immediately after the sixtieth (60th) day following the Termination Date.

(c) COBRA. Subject to the Participant’s valid election to continue healthcare coverage under COBRA, to the extent that the Participant is eligible to do so, the Company shall reimburse the Participant for the cost of healthcare continuation coverage for the Participant and his or her covered dependents under its group health plans, at the same levels and at the same cost to the Participant as would have applied if the Participant’s employment had not been terminated, based on the Participant’s elections in effect on the Termination Date, until the earlier of (i) the end of the month in which the Participant’s COBRA Subsidy Period ends and (ii) the date on which the Participant becomes covered by a group health insurance program provided by a subsequent employer (the “COBRA Benefits”). Notwithstanding the foregoing, (A) if any plan pursuant to which the COBRA Benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Code Section 409A under Treasury

Regulation Section 1.409A-1(a)(5), or (B) the Company is otherwise unable to continue to cover the Participant under its group health plans without incurring penalties (including, without limitation, pursuant to Section 2716 of the Public Health Service Act or the Patient Protection and Affordable Care Act), then, in either case, the Company shall pay to the Participant an amount equal to the amount of the Company’s monthly COBRA contribution on a monthly basis over the COBRA Subsidy Period (or the remaining portion thereof). In addition, solely with respect to the CEO in the case of a Qualifying Termination that is a CIC Termination, if the CEO has not become eligible for coverage under a comprehensive group health plan sponsored by another employer on or before the date that is the eighteen (18)-month anniversary of the CEO’s Termination Date (the “COBRA Payment Trigger Date”), then, on the Company’s first (1st) regularly scheduled payroll date immediately after the COBRA Payment Trigger Date, the CEO shall receive a one (1)-time lump sum cash payment in an amount equal to six (6) times the monthly amount the CEO paid to effect and continue coverage for the CEO and the CEO’s covered dependents, if any, under the Company’s group health plan for the full calendar month immediately preceding the COBRA Payment Trigger Date, plus an additional amount equal to the sum of the income tax payable by the CEO with respect to such six (6)-month COBRA payment, plus the amount necessary to put the CEO in the same after-tax position (taking into account any and all applicable federal, state, and local taxes at the highest applicable rates) as if no income tax had been imposed on the six (6)-month COBRA payment.

(d) Equity Vesting. Solely in the case of a Qualifying Termination that is a CIC Termination, all equity-based awards granted to the Participant prior to the Change in Control under the Company Group’s equity plans, each as amended, including, but not limited to, the Equity Incentive Plan, or any predecessor or successor plan(s) thereto, that are (i) outstanding and unvested as of immediately prior to the date of the Change in Control (including, but not limited to, stock options, restricted stock units and performance-based restricted stock units) and (ii) assumed or substituted by the successor in connection with such Change in Control (“Assumed Pre-CIC Awards”), shall become fully vested as of the Participant’s Termination Date, with any Assumed Pre-CIC Awards subject to performance-based vesting conditions vesting at the greater of (A) actual performance, determined by terminating the applicable performance cycle(s) as of the date of Change in Control and measuring performance achievement at such time and (B) target performance. Any stock option, stock appreciation right or similar award that provides for a Participant-elected exercise shall become fully exercisable and will remain exercisable for the applicable period following the Termination Date, as specified in the applicable equity plan and/or the applicable award agreement. In the case of restricted stock or similar awards that are not subject to a Participant-elected exercise, the Company shall remove any restrictions (other than restrictions required by applicable securities laws) or conditions in respect of such award as of the Participant’s Termination Date. For the avoidance of doubt, (I) this Section 4.2(d) shall apply to any equity-based awards that are outstanding immediately prior to the Change in Control and are assumed or substituted by the successor in connection with such Change in Control; (II) notwithstanding the foregoing, to the extent any equity-based awards granted to a Participant are not assumed or substituted in connection with a Change in Control, such equity-based awards shall immediately become fully vested upon the consummation of such Change in Control; (III) in the event the Equity Incentive Plan and/or the applicable award agreement provides more favorable treatment to a Participant with respect to such Participant’s equity-based awards as compared to this Section 4.2(d), such more favorable treatment shall apply instead of this Section 4.2(d); and (IV) for purposes of Section 10(d) of the Equity Incentive Plan, a Qualifying Termination shall constitute an “involuntary Termination,” such that all of a Participant’s Assumed Pre-CIC Awards will vest as described in this Section 4.2(d) upon a Qualifying Termination that occurs at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

4.3 Release. Notwithstanding anything herein to the contrary, no Participant shall be eligible or entitled to receive or retain any Severance Benefits under the Plan unless he or she executes a general release of claims substantially in the form attached hereto as Exhibit C (subject to such changes thereto as are legally necessary at the time of execution to make it enforceable and effective with respect to all claims intended to be covered thereby and released therein, including, but not limited to, the addition of any federal, state or local laws) (the “Release”). The Company shall provide the Release to the Participant within seven (7) days following the Participant’s Termination Date. The Release must be executed and become non-revocable during the period set forth therein, but in any event no later than sixty (60) days following Participant’s Termination Date.

4.4 Non-U.S. Employees. Notwithstanding anything in the Plan to the contrary, with respect to any Participant who resides outside of the United States (each, a “Non-U.S. Participant”), (a) if such Non-U.S. Participant (i) is entitled to receive severance, notice or similar termination payments and/or benefits under the laws of his or her country of residence upon his or her termination of employment with the Company Group (collectively, “Statutory Severance”) and (ii) becomes eligible to receive Severance Benefits under the Plan, such Non-U.S. Participant shall be entitled to receive either (A) the Severance Benefits described in Section 4.2 or (B) such Non-U.S. Participant’s Statutory Severance, whichever is greater and (b) if such Non-U.S. Participant becomes eligible to receive Severance Benefits under Section 4.2(c), including after application of Section 4.4(a), such Non-U.S. Participant shall instead receive a substantially equivalent benefit under applicable laws of the jurisdiction in which such Non-U.S. Participant resides, as determined by the Administrator in its good faith discretion.

5. Limitations. Notwithstanding any provision of the Plan to the contrary, if a Participant’s status as an Employee is terminated for any reason other than due to a Qualifying Termination, the Participant shall not be entitled to receive any Severance Benefits under the Plan, and the Company shall not have any obligation to such Participant under the Plan.

6. Section 409A.

6.1 General. To the extent applicable, the Plan shall be interpreted and applied consistent and in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder (collectively, “Code Section 409A”). Notwithstanding any provision of the Plan to the contrary, to the extent that the Administrator determines that any payments or benefits under the Plan may be either non-compliant with or not exempt from Code Section 409A, the Administrator may, in its sole discretion, adopt such amendments to the Plan or take such other actions that the Administrator determines are necessary or appropriate to (a) exempt the compensation and benefits payable under the Plan from Code Section 409A and/or preserve the intended tax treatment of such compensation and benefits or (b) comply with the requirements of Code Section 409A; provided, however, that this Section 6.1 shall not create any obligation on the part of the Administrator to adopt any such amendment or take any other action, nor shall the Company have any liability for failing to do so.

6.2 Potential Six-Month Delay. Notwithstanding anything to the contrary in the Plan, no amounts shall be paid to any Participant under the Plan during the six (6)-month period following such Participant’s “separation from service” (within the meaning of Code Section 409A(a)(2)(A)(i) and Treasury Regulation Section 1.409A-1(h)), solely to the extent that the Administrator determines that paying such amounts at the time or times indicated in the Plan would result in a prohibited distribution under Code Section 409A(a)(2)(B)(i). If the payment of any such amounts is delayed as a result of the previous sentence, then on the first (1st) business day following the end of such six (6)-month period (or such earlier date upon which such amount can be paid under Code Section 409A without resulting in a prohibited distribution, including as a result of the Participant’s death), the Participant shall receive a lump sum payment in an amount equal to the cumulative amount that would have otherwise been payable to the Participant during such six (6)-month period, without interest thereon.

6.3 Separation from Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan providing for the payment of any amounts or benefits that constitute “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment, unless such termination is also a “separation from service” within the meaning of Code Section 409A, and, for purposes of any such provision of the Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service”.

6.4 Reimbursements. To the extent that any payments or reimbursements provided to a Participant under the Plan are deemed to constitute compensation to the Participant to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31st of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one (1) year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Participant’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

6.5 Installments. For purposes of applying the provisions of Code Section 409A to the Plan, each separately identified amount to which a Participant is entitled under the Plan shall be treated as a separate payment. In addition, to the extent permissible under Code Section 409A, the right to receive any installment payments under the Plan shall be treated as a right to receive a series of separate payments, and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii). Whenever a payment under the Plan specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

7. Limitation on Payments.

7.1 In the event it is determined, pursuant to Section 7.2 below, that part or all of the consideration, compensation and/or benefits to be paid or provided to a Participant under the Plan, or under any other plan, arrangement or agreement, in connection with a Change in Control (each, a “Payment”) constitutes a “parachute payment” (or payments) under Section 280G(b)(2) of the Code, then, if the aggregate present value of such parachute payments (the “Parachute Amount”) exceeds three (3) times the Participant’s “base amount,” as defined in Section 280G(b)(3) of the Code (the “Participant Base Amount”), less one dollar ($1.00) (the “Safe Harbor Amount”), and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), the amounts constituting “parachute payments” that would otherwise be payable or provided to or for the benefit of the Participant shall be reduced to the extent necessary so that the Parachute Amount is equal to the Safe Harbor Amount; provided, however, that the foregoing reduction shall be made only if and to the extent that such reduction would result in an increase in the aggregate Payment to be provided to the Participant, determined on a net after-tax basis (taking into account the Excise Tax imposed, any tax imposed by any comparable provision of state law and any applicable federal, state and local income taxes). For purposes of determining the amount of a Participant’s aggregate value of Payments on an after-tax basis, the Participant shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Payments are to be made, and state and local income taxes at the highest marginal rate of taxation in the state and locality of such Participant’s residence on the date of the Change in Control.

7.2 If the Payments must be reduced as provided in Section 7.1, any reduction in Payments required by this provision will occur in the following order: (a) reduction of cash payments, (b) reduction of vesting acceleration of equity-based awards and (c) reduction of other benefits paid or provided. In the event that acceleration of vesting of equity-based awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant for the equity-based award. If two (2) or more equity-based awards are granted on the same date, each award will be reduced on a pro-rata basis. The Participant shall be advised of the determination as to which Payments will be reduced and the reasons therefor, and the Participant and his or her advisors will be entitled to present information that may be relevant to this determination. In no event shall such reduction be effected through a delay in the timing of any Payment that is subject to Code Section 409A (or that would become subject to Code Section 409A as a result of such delay).

7.3 Any determination that a Payment constitutes a parachute payment and any calculation described in this Section 7 (“determination”) shall be made by the independent public accountants who serve as the Company’s independent public accountants immediately prior to the Change in Control (the “Accountants”) and may, at the Company’s election, be made prior to termination of the Participant’s employment where the Company determines that a Change in Control is imminent. The Accountants shall provide such determination to the Participant in writing no later than thirty (30) days following the date of the Change in Control. If the Participant does not agree with such determination, he or she may give notice to the Company within ten (10) days of receipt of the determination from the Accountants, and within fifteen (15) days thereafter, accountants of the Participant’s choice must deliver to the Company their determination that, in their professional judgment, complies with the Code. If the two (2) accountants cannot agree upon the amount to be paid to the Participant pursuant to this Section 7 within ten (10) days of the delivery of the statement of the Participant’s accountants to the Company, the two (2) accountants shall choose a third (3rd) accountant who shall deliver their determination of the appropriate amount to be paid to the Participant pursuant to this Section 7, which determination shall be final. If the final determination provides for the payment of a greater amount than that proposed by the accountants of the Company, then the Company shall pay all of the Participant’s costs incurred in contesting such determination and all other costs incurred by the Company with respect to such determination. However, if the third (3rd) accountant’s determination is within 110% of the determination of the accountants of the Company, the Participant shall pay all reasonable costs incurred by both the Company and the Participant with respect to the determination.

7.4 Within ten (10) days following the final determination made pursuant to this Section 7, the Company shall pay to or distribute to or for the benefit of the Participant such amounts as are then due to the Participant under the Plan and shall promptly pay to or distribute to or for the benefit of the Participant in the future such amounts as become due to the Participant under the Plan.

7.5 As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company which should not have been made under Section 7.1 (an “Overpayment”) or that additional payments that are not made by the Company pursuant to Section 7.1 above should have been made (an “Underpayment”). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to the Participant to the extent permitted by law, which the Participant shall repay to the Company, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the

Code. Nothing in this Section 7.1 is intended to violate the Sarbanes-Oxley Act of 2002, and to the extent that any advance or repayment obligation hereunder would do so, such obligation shall be modified so as to make the advance a nonrefundable payment to the Participant, and the repayment obligation null and void to the extent required by such Act. In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under the Plan, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

8. No Mitigation. No Participant shall be required to seek other employment or attempt in any way to reduce or mitigate any Severance Benefits payable under the Plan; the amount of any such Severance Benefits shall not be reduced by any other compensation paid or provided to any Participant following such Participant’s termination of service; and there shall be no offset against any amounts due to the Participant under the Plan on account of any remuneration attributable to any subsequent employment that the Participant may obtain or otherwise. The amounts payable hereunder shall be subject to setoff, counterclaim, recoupment, defense or any other right which the Company Group may have against a Participant. In the event of a Participant’s breach of any provision hereunder, including, without limitation, Sections 4.3 (other than as it applies to a release of claims under the Age Discrimination in Employment Act, as amended) and 12, the Company Group shall be entitled to recover any payments previously made to the Participant hereunder. The Severance Benefits shall be reduced (offset) by any amounts payable under any statutory entitlement (including notice of termination, termination pay and/or severance pay) of a Participant upon a termination of employment, including, without limitation, any payments related to an actual or potential liability under the Worker Adjustment and Retraining Notification Act (WARN) or similar state or local law.

9. Successors.

9.1 Company Successors. The Plan shall inure to the benefit of and shall be binding upon the Company and its successors and assigns. Any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume and agree to perform the obligations of the Company under the Plan.

9.2 Participant Successors. The Plan shall inure to the benefit of and be enforceable by a Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, legatees or other beneficiaries. If a Participant dies while any amount remains payable to such Participant hereunder, all such amounts shall be paid in accordance with the terms of the Plan to the executors, personal representatives or administrators of such Participant’s estate.

10. Notices. All communications relating to matters arising under the Plan shall be in writing and shall be deemed to have been duly given when hand delivered, faxed, emailed or mailed by reputable overnight carrier or United States certified mail, return receipt requested, addressed, if to a Participant, to the address on file with the Company or to such other address as the Participant may have furnished to the other in writing in accordance herewith, and, if to the Company, to such address as may be specified from time to time by the Administrator, except that notice of change of address shall be effective only upon actual receipt.

11. Claims Procedure; Arbitration.

11.1 Claims. Generally, Participants are not required to present a formal claim in order to receive benefits under the Plan. If, however, any person (the “Claimant”) believes that benefits are being denied improperly, that the Plan is not being operated properly, that fiduciaries of the Plan have breached their duties or that the Claimant’s legal rights are being violated with respect to the Plan, the Claimant must file a formal claim, in writing, with the Administrator. This requirement applies to all claims that any Claimant has with respect to the Plan, including claims against fiduciaries and former fiduciaries, except to the extent the Administrator determines, in its sole discretion, that it does not have the power to grant all relief reasonably being sought by the Claimant. A formal claim must be filed within ninety (90) days after the date the Claimant first knew or should have known of the facts on which the claim is based, unless the Administrator consents otherwise in writing. The Administrator shall provide a Claimant, on request, with a copy of the claims procedures established under Section 11.2 hereof.

11.2 Claims Procedure. The Administrator has adopted procedures for considering claims (which are set forth in Exhibit D attached hereto), which it may amend or modify from time to time, as it sees fit. These procedures shall comply with all applicable legal requirements. These procedures may provide that final and binding arbitration shall be the ultimate means of contesting a denied claim (even if the Administrator or its delegates have failed to follow the prescribed procedures with respect to the claim). The right to receive benefits under the Plan is contingent on a Claimant using the prescribed claims and arbitration procedures to resolve any claim.

12. Covenants.

12.1 Restrictive Covenants. A Participant’s right to receive and/or retain the Severance Benefits payable under the Plan is conditioned upon and subject to the Participant’s continued compliance with any restrictive covenants (e.g., confidentiality, non-solicitation, non-competition, non-disparagement, etc.) contained in the Release and any other written agreement between the Participant and the Company Group, as in effect on the date of the Participant’s Qualifying Termination.

12.2 Return of Property. A Participant’s right to receive and/or retain the Severance Benefits payable under the Plan is conditioned upon the Participant’s return to the Company Group of all Company Group documents (and all copies thereof) and other Company Group property (in each case, whether physical, electronic or otherwise) in the Participant’s possession or control.

13. Miscellaneous.

13.1 Entire Plan; Relation to Other Agreements. The Plan, together with any Participation Notice issued in connection with the Plan, contains the entire understanding of the parties relating to the subject matter hereof and supersedes any prior agreement, arrangement and understanding between any Participant and the Company Group with respect to the subject matter hereof. Severance Benefits payable under the Plan are not intended to duplicate any other severance benefits payable to a Participant by the Company. By participating in the Plan and accepting the Severance Benefits hereunder, the Participant acknowledges and agrees that any prior agreement, arrangement and understanding between any Participant and the Company Group with respect to the subject matter hereof is hereby revoked and ineffective with respect to the Participant.

13.2 Participation Notices. The Administrator shall have the authority, in its sole discretion, to select Employees to participate in the Plan and to provide written notice to any such Employee that he or she is a Participant in, and eligible to receive Severance Benefits under, the Plan (a “Participation Notice”) at or any time prior to his or her termination of employment.

13.3 No Right to Continued Service. Nothing contained in the Plan shall (a) confer upon any Participant any right to continue as an employee of the Company Group, (b) constitute any contract of employment or agreement to continue employment for any particular period or (c) interfere in any way with the right of the Company to terminate a service relationship with any Participant, with or without Cause.

13.4 Termination and Amendment of Plan. Prior to the consummation of a Change in Control, the Plan may be amended or terminated by the Administrator at any time and from time to time, in its sole discretion; provided, that, unless the Administrator determines otherwise, the Plan may not be amended or terminated during the one (1)-year period following the Effective Date, except with the express written consent of each Participant who would be adversely affected by any such amendment or termination. For a period of twenty-four (24) months from and after the consummation of a Change in Control, the Plan may not be amended, modified, suspended or terminated, except with the express written consent of each Participant who would be adversely affected by any such amendment, modification, suspension or termination. After the expiration of such twenty-four (24)-month period, and subject to Section 2 hereof, the Plan may again be amended or terminated by the Administrator at any time and from time to time, in its sole discretion (provided, that, no such amendment or termination shall adversely affect the rights of any Participant who has experienced a Qualifying Termination on or prior to such amendment or termination).

13.5 Survival. Section 7 (Limitation on Payments), Section 11 (Claims Procedure; Arbitration) and Section 12 (Covenants) hereof shall survive the termination or expiration of the Plan and shall continue in effect.

13.6 Severance Benefit Obligations. Notwithstanding anything contained herein, Severance Benefits paid or provided under the Plan may be paid or provided by any member of the Company Group.

13.7 Withholding. Each member of the Company Group shall have the authority and the right to deduct and withhold an amount sufficient to satisfy federal, state, local and foreign taxes required by law to be withheld with respect to any Severance Benefits payable under the Plan.

13.8 Benefits Not Assignable. Except as otherwise provided herein or by law, no right or interest of any Participant under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including, without limitation, by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of any Participant under the Plan shall be liable for, or subject to, any obligation or liability of such Participant. When a payment is due under the Plan to a Participant who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

13.9 Applicable Law. The Plan is intended to be an unfunded “top hat” pension plan within the meaning of U.S. Department of Labor Regulation Section 2520.104-23 and shall be interpreted, administered and enforced as such in accordance with ERISA. To the extent that state law is applicable, the statutes and common law of the State of Delaware, excluding any that mandate the use of another jurisdiction’s laws, will apply.

13.10 Validity. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect.

13.11 Captions. The captions contained in the Plan are for convenience only and shall have no bearing on the meaning, construction or interpretation of the Plan’s provisions.

13.12 Expenses. The expenses of administering the Plan shall be borne by the Company or its successor, as applicable.

13.13 Unfunded Plan. The Plan shall be maintained in a manner to be considered “unfunded” for purposes of ERISA. The Company shall be required to make payments only as benefits become due and payable. No person shall have any right, other than the right of an unsecured general creditor against the Company, with respect to the benefits payable hereunder, or which may be payable hereunder, to any Participant, surviving spouse or beneficiary hereunder. If the Company, acting in its sole discretion, establishes a reserve or other fund associated with the Plan, no person shall have any right to or interest in any specific amount or asset of such reserve or fund by reason of amounts which may be payable to such person under the Plan, nor shall such person have any right to receive any payment under the Plan except as and to the extent expressly provided in the Plan. The assets in any such reserve or fund shall be part of the general assets of the Company, subject to the control of the Company.

* * * *

Exhibit A

CALCULATION OF NON-CHANGE IN CONTROL SEVERANCE AMOUNTS

Severance Classification	Base Cash Severance	Severance Period	COBRA Subsidy Period
CEO	One and one-half (1.5) times the CEO’s Base Salary	18 months	12 months
Tier 1	One and one-half (1.5) times the Participant’s Base Salary	18 months	12 months
Tier 2	One (1) times the Participant’s Base Salary	12 months	12 months

Exhibit A-1

Exhibit B

CALCULATION OF CHANGE IN CONTROL SEVERANCE AMOUNTS

Severance Classification	Base Cash Severance	Severance Period	COBRA Subsidy Period
CEO	Two (2) times the sum of the CEO’s Base Salary plus Target Bonus	24 months	24 months
Tier 1	One and one-half (1.5) times the sum of the Participant’s Base Salary plus Target Bonus	18 months	18 months
Tier 2	One (1) times the sum of the Participant’s Base Salary plus Target Bonus	12 months	12 months

Exhibit B-1